Exhibit 2(k)(1)(ii)
SUB-ADMINISTRATION AGREEMENT
     THIS AGREEMENT is made as of August 25, 2010 (the “Effective Date”) by and between JPMORGAN FUNDS MANAGEMENT, INC., a Delaware corporation (the “Administrator”), and BNY MELLON INVESTMENT SERVICING (U.S.) INC., a Massachusetts corporation (the “Sub-Administrator”). Capitalized terms not otherwise defined shall have the meanings set forth in Appendix A.
BACKGROUND
(A)	J.P. Morgan Access Multi-Strategy Fund, LLC (the “Fund”) is organized as a limited liability company under the laws of Delaware and is registered as a closed-end management investment company under the Investment Company Act of 1940, as amended.

(B)	The Fund, the Sub-Administrator and J.P. Morgan Alternative Asset Management, Inc. are parties to an Administration Agreement dated as of May 26, 2004 (the “Administration Agreement”), pursuant to which the Sub-Administrator was appointed as administrator of the Fund to perform such administrative duties as set out therein.

(C)	The Fund has determined to terminate the Administration Agreement as of the Effective Date and (i) appoint the Administrator as the Fund’s administrator pursuant a new administration agreement and (ii) enter into a new agreement with the Sub-Administrator to provide certain accounting, registrar and transfer agency services.

(D)	In connection with its appointment as the administrator to the Fund, the Administrator desires to retain the Sub-Administrator to provide the services set forth below in respect of the Fund, and the Sub-Administrator desires to provide such services.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
1. Appointment. The Administrator hereby appoints the Sub-Administrator to assist it in providing administration services to the Fund in accordance with the terms set forth in this Agreement. The Sub-Administrator accepts such appointment and agrees to furnish such services. The Sub-Administrator shall be under no duty to take any action hereunder on behalf of the Administrator or the Fund except as specifically set forth herein or as may be specifically agreed to by the Sub-Administrator and the Administrator in a written amendment hereto. The Sub-Administrator shall provide such duties as are set out in Appendix B to this Agreement and such other services as may be agreed in writing from time to time among the parties to this Agreement. In performing its duties under this Agreement, the Sub-Administrator will act in all material respects in accordance with the Private Placement Memorandum, as may be amended from time to time (provided copies are delivered to the Sub-Administrator). The Sub-

Administrator shall for the purposes of this Agreement be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act on behalf of or to represent the Administrator, the Fund or the Managing Member in any way or otherwise be deemed an agent of the Administrator, the Fund or the Managing Member or to have any power to enter into any transaction or otherwise bind the Administrator, the Fund or the Managing Member. The Sub-Administrator shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by the Administrator or by any other third party service provider to the Administrator.
2. Instructions.
     (a) Unless otherwise provided in this Agreement, the Sub-Administrator shall act only upon Oral Instructions or Written Instructions.
     (b) the Sub-Administrator shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person (or from a person reasonably believed by the Sub-Administrator to be an Authorized Person) pursuant to this Agreement. the Sub-Administrator may assume that any Oral Instruction or Written Instruction received hereunder is not in any way inconsistent with the provisions of Organizational Documents or this Agreement or of any vote, resolution or proceeding of the Fund’s Managing Member or Members, unless and until the Sub-Administrator receives Written Instructions to the contrary.
     (c) The Administrator agrees to forward to the Sub-Administrator Written Instructions confirming Oral Instructions (except where such Oral Instructions are given by the Sub-Administrator or its affiliates) so that the Sub-Administrator receives the Written Instructions as promptly as practicable and in any event by the close of business on the day after such Oral Instructions are received. The fact that such confirming Written Instructions are not received by the Sub-Administrator or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or the Sub-Administrator’s ability to rely upon such Oral Instructions.
3. Right to Receive Advice.
     (a) Advice of the Administrator. If the Sub-Administrator is in doubt as to any action it should or should not take, the Sub-Administrator may request directions or advice, including Oral Instructions or Written Instructions, from the Administrator.
     (b) Advice of Counsel. If the Sub-Administrator shall be in doubt as to any question of law pertaining to any action it should or should not take, the Sub-Administrator may at its own expense request advice from counsel of its own choosing (who may be counsel for the Administrator, the Fund or the Sub-Administrator, at the option of the Sub-Administrator).
     (c) Conflicting Advice. In the event of a conflict between directions or advice or Oral Instructions or Written Instructions the Sub-Administrator receives from the Administrator and the advice the Sub-Administrator receives from counsel, the Sub-Administrator may rely upon and follow the advice of counsel, provided that the Sub-Administrator has discussed the matter with the Administrator and/or the Fund (and/or their counsel) and the conflict is not resolved in a reasonable time and in a reasonable manner.
     (d) No Obligation to Seek Advice. Nothing in this section shall be construed so as to impose an obligation upon the Sub-Administrator to seek such directions or advice or Oral Instructions or Written Instructions.
4. Records; Visits.
     (a) The books and records pertaining to the Fund or the Administrator which are in the possession or under the control of the Sub-Administrator shall be the property of the Fund or the Administrator, as applicable. The Administrator and Authorized Persons shall have access to such books and records at all times during the Sub-Administrator’s normal business hours. Upon the reasonable request of the Administrator or the Fund, copies of any such books and records shall be provided by the Sub-Administrator to the Administrator, the Fund or to an Authorized Person, at the expense of the Administrator (or the Fund). Any such books or records may be maintained in the form of electronic media and stored on any magnetic disk or tape or similar recording method.
(b)	The Sub-Administrator shall keep the following records:
(i)	all books and records with respect to the Fund’s books of account; and

(ii)	records of the Fund’s securities transactions.
The Sub-Administrator may house these records in a third party storage facility.
5. Confidentiality.
(a)	Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”). Confidential Information shall include:
(i)	any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Administrator, the Fund or the Sub-Administrator, their respective subsidiaries and affiliated companies;

(ii)	any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Administrator, the Fund or the Sub-Administrator a competitive advantage over its competitors;

(iii)	all confidential or proprietary concepts, documentation, reports, data,

specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and

(iv)	anything designated as confidential.
(b)	Notwithstanding the foregoing, information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it:
(i)	is already known to the receiving party at the time it is obtained;

(ii)	is or becomes publicly known or available through no wrongful act of the receiving party;

(iii)	is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality;

(iv)	is released by the protected party to a third party without restriction;

(v)	is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law;

(vi)	is relevant to the defense of any claim or cause of action asserted against the receiving party;

(vii)	is Fund information provided by the Sub-Administrator in connection with an independent third party compliance or other review;

(viii)	is necessary or desirable for the Sub-Administrator to release such information in connection with the provision of services under this Agreement; or

(ix)	has been or is independently developed or obtained by the receiving party.
     (c) The provisions of this Section 5 shall survive termination of this Agreement for a period of three (3) years after such termination.
6. Liaison with Auditors. The Sub-Administrator shall assist the Administrator as liaison with the Fund’s Auditors and shall provide account analyses, fiscal year summaries, and other audit-related schedules in its possession with respect to the Fund. The Sub-Administrator shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such Auditors for the expression of their opinion, as required by the Administrator and/or the Fund.
7. Systems. The Sub-Administrator shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by the Sub-Administrator in connection with the services provided by the Sub-Administrator to the Administrator.
8. Disaster Recovery. The Sub-Administrator shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In the event of equipment failures, the Sub-Administrator shall, at no additional expense to the Administrator or the Fund, take reasonable steps to minimize service interruptions. The Sub-Administrator shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by the Sub-Administrator’s own breach of its Standard of Care (defined in Section 10 below) in performing its duties or obligations under this Agreement.
9. Compensation.
     (a) As compensation for services set forth herein that are rendered by the Sub-Administrator during the term of this Agreement, the Administrator will pay to the Sub-Administrator a fee or fees as may be agreed to in writing by the Administrator and the Sub-Administrator.
     (b) The undersigned hereby represents and warrants to the Sub-Administrator that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to the Sub-Administrator or to the Administrator or to any adviser or sponsor to the Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up front payments, signing payments or periodic payments made or to be made by the Sub-Administrator to the Administrator or such adviser or sponsor or any affiliate of the Administrator relating to this Agreement have been fully disclosed to the Managing Member of the Fund and that, if required by applicable law, such Managing Member has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.
     (c) Notwithstanding the limitation of liability provisions of this Agreement or the termination of this Agreement, the Administrator shall remain responsible for paying to the Sub-Administrator the fees set forth in the applicable fee letter.
10. Standard of Care/Limitations of Liability.
     (a) Subject to the terms of this Section 10, the Sub-Administrator shall be liable to the Administrator (or any person or entity claiming through the Administrator) for any loss, claim, suit, controversy, breach or damage of any nature whatsoever (including but not limited to those arising out of or related to this Agreement) and regardless of the form of action or legal theory (“Loss”) only to the extent caused by the Sub-Administrator’s own intentional misconduct, bad faith or negligence with respect to its duties under this Agreement (“Standard of Care”).
     (b) The Sub-Administrator shall not be liable for any loss (including without limitation damages caused by delays, failure, errors, interruption or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; action or inaction of civil or military authority; national emergencies; public enemy; war; terrorism; riot; fire; flood; catastrophe; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; elements of nature; non-performance by a third party (unaffiliated with the Sub-Administrator); failure of the mails; or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the above.
     (c) The Sub-Administrator shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information which the Sub-Administrator reasonably believes to be genuine. The Sub-Administrator shall not be liable for any losses that are caused by actions or omissions taken by the Sub-Administrator in accordance with Oral Instructions or Written Instructions or advice of counsel. The Sub-Administrator shall not be liable for any losses arising out of any action or omission to act by any prior service provider of the Administrator or for any failure to discover any such error or omission.
     (d) Neither the Sub-Administrator nor its affiliates shall be liable for any consequential, incidental, exemplary, punitive, special or indirect damages, whether or not the likelihood of such damages was known by the Sub-Administrator or its affiliates.
     (e) Each party shall have a duty to mitigate damages for which the other party may become responsible.
     (f) This Section 10 shall survive termination of this Agreement.
11. Indemnification. Absent the Sub-Administrator’s failure to meet its Standard of Care (defined in Section 10 above), the Administrator agrees to indemnify, defend and hold harmless the Sub-Administrator and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including reasonable attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from: (a) any action or omission to act by any prior service provider of the Administrator; and (b) any action taken or omitted to be taken by the Sub-Administrator in connection with the provision of services to the Administrator. This Section 11 shall survive termination of this Agreement.
12. Duration and Termination. This Agreement shall continue until terminated by the Administrator or by the Sub-Administrator on sixty (60) days’ prior written notice to the other party. In the event the Administrator gives notice of termination, all expenses associated with movement (or duplication) of records and materials and conversion thereof to a successor service provider (or each successive service provider, if there are more than one), and all trailing expenses incurred by the Sub-Administrator, will be borne by the Administrator.

13. Notices. All notices and other communications, including Written Instructions but excluding Oral Instructions, shall be in writing or by confirming telegram, cable, telex or facsimile sending device. If notice is sent by confirming telegram, cable, telex or facsimile sending device, it shall be deemed to have been given immediately. If notice is sent by first-class mail, it shall be deemed to have been given seven days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered. Notices shall be addressed (a) if to the Sub-Administrator, at 301 Bellevue Parkway, Wilmington, DE 19809, attn: President (or such other address as the Sub-Administrator may inform the Administrator in writing); (b) if to the Administrator, at 245 park Ave 3rd Floor, New York, NY 10167 or (c) if to neither of the foregoing, at such other address as shall have been provided by like notice to the sender of any such notice or other communication by the other party.
14. Amendments. This Agreement, or any term thereof, may be changed or waived only by written amendment, signed by the party against whom enforcement of such change or waiver is sought.
15. Delegation; Assignment. The Sub-Administrator may assign this Agreement and/or its rights and delegate its duties hereunder to any affiliate of the Sub-Administrator, provided that the Sub-Administrator gives the Administrator at least thirty (30) days prior written notice of such assignment or delegation.
16. Facsimile Signatures; Counterparts. This Agreement may be executed in one or more counterparts; such execution of counterparts may occur by manual signature, facsimile signature, manual signature transmitted by means of facsimile transmission or manual signature contained in an imaged document attached to an email transmission; and each such counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument. The exchange of executed copies of this Agreement or of executed signature pages to this Agreement by facsimile transmission or as an imaged document attached to an email transmission shall constitute effective execution and delivery hereof and may be used for all purposes in lieu of a manually executed copy of this Agreement.
17. Further Actions. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.
18. Miscellaneous.
     (a) Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties. Notwithstanding any provision hereof, the services of the Sub-Administrator are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Administrator or any other person. Neither this Agreement nor the provision of services under this Agreement establishes or is intended to establish an attorney-client relationship between the Administrator and the Sub-Administrator.
     (b) Non-Solicitation. During the term of this Agreement and for one year thereafter, the Administrator shall not (with the exceptions noted in the immediately succeeding sentence)

knowingly solicit or recruit for employment or hire any of the Sub-Administrator’s employees. To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a the Sub-Administrator employee by the Administrator if the Sub-Administrator employee was identified by such entity solely as a result of the Sub-Administrator employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity.
     (c) No Changes that Materially Affect Obligations. Notwithstanding anything in this Agreement to the contrary, any modifications to the Fund’s Private Placement Memorandum or Organizational Documents or the adoption of any Fund policies which would affect materially the obligations or responsibilities of the Sub-Administrator hereunder shall not bind the Sub-Administrator without the prior written approval of the Sub-Administrator, which approval shall not be unreasonably withheld or delayed. The scope of services to be provided by the Sub-Administrator under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase.
     (d) Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.
     (e) Information. The Administrator will provide such information and documentation as the Sub-Administrator may reasonably request in connection with services provided by the Sub-Administrator to the Administrator, including without limitation copies of its organizational documents and offering documents, and any supplements, updates or amendments thereto.
     (f) Governing Law. This Agreement shall be deemed to be a contract made in Delaware and governed by Delaware law without regard to principles of conflict of law.
     (g) Partial Invalidity. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.
     (h) Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as may be explicitly stated in this Agreement, (i) this Agreement is not for the benefit of any other person or entity and (ii) there shall be no third party beneficiaries hereof.
     (i) No Representations or Warranties. Except as expressly provided in this Agreement, the Sub-Administrator hereby disclaims all representations and warranties, express or implied, made to the Administrator or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided under this Agreement. The Sub-

Administrator disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.
     (j) Customer Identification Program Notice. To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of the Sub-Administrator’s affiliates are financial institutions, and the Sub-Administrator may, as a matter of policy, request (or may have already requested) the Administrator’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. The Sub-Administrator may also ask (and may have already asked) for additional identifying information, and the Sub-Administrator may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

BNY MELLON INVESTMENT SERVICING (U.S.) INC.

By:

Title:

JPMORGAN FUNDS MANAGEMENT, INC.

By:

Title:

APPENDIX A
Definitions
As used in this Agreement:
(a)	“Auditor” shall mean PricewaterhouseCoopers LLP acting as the independent certified public accountants of the Fund or any other entity for the time being appointed as independent certified public accountants of the Fund.

(b)	“Authorized Person” means any officer of the Administrator and any other person duly authorized by the Administrator in a manner reasonably acceptable to the Sub-Administrator to give Oral Instructions or Written Instructions on behalf of the Administrator and/or the Fund. An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

(c)	“Interests” shall mean all limited liability company interests in the Fund.

(d)	“Investment Manager” shall mean J.P. Morgan Investment Management Inc., the investment manager of the Fund as of the Effective Date.

(e)	“LLC Agreement” shall mean the Amended and Restated Limited Liability Company Agreement of J.P. Morgan Access Multi-Strategy Fund, L.L.C., dated as of August 25, 2010, as it may be amended from time to time.

(f)	“Managing Member” shall mean J.P. Morgan Investment Management Inc. or any successor managing member admitted to the Fund in accordance with the LLC Agreement.

(g)	“Members” shall mean all persons admitted as members of the Fund in accordance with the LLC Agreement.

(h)	“Oral Instructions” mean oral instructions received by the Sub-Administrator from an Authorized Person or from a person reasonably believed by the Sub-Administrator to be an Authorized Person. The Sub-Administrator may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

(i)	“Organizational Documents” means, in the case of the Fund, the by-laws, confidential memorandum, LLC Agreement, trust deed or other documents constituting the Fund.

(j)	“Portfolio Managers” shall mean portfolio managers in which the Fund invests through the medium of investment funds or through discretionary managed accounts.

(k)	“Private Placement Memorandum” shall mean the Private Placement Memorandum published by the Fund as the same may be amended from time to time.

(l)	“Written Instructions” mean (i) written instructions signed by an Authorized Person (or a person reasonably believed by the Sub-Administrator to be an Authorized Person) and received by the Sub-Administrator or (ii) trade instructions transmitted (and received by the Sub-Administrator) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier. The instructions may be delivered electronically (with respect to sub-item (ii) above) or by hand, mail, tested telegram, cable, telex or facsimile sending device.

APPENDIX B
Sub-Administration Services.
(i)	Supply various normal and customary Fund statistical data as requested on an ongoing basis;

(ii)	Prepare and file(or coordinate the filing of) the Fund’s Annual and Semi-Annual Reports with the SEC on Form N-SAR;

(iii)	Prepare and coordinate the SEC filing of the Fund’s Annual and Semi-Annual Reports on Form N-CSR with the Fund’s financial printer;

(iv)	Prepare and coordinate the SEC filing of the Fund’s Form N-Q with the Fund’s financial printer;

(v)	Copy the Managing Member on routine correspondence sent to Members;

(vi)	Prepare a quarterly tender offer filing schedule;

(vii)	With respect to the Fund’s quarterly tender offers, draft Schedule TO and amendments thereto;

(viii)	With respect to the Fund’s quarterly tender offers, circulate for comment and receive comments on Schedule TO and amendments thereto;

(ix)	With respect to the Fund’s quarterly tender offers, coordinate the SEC filing of Schedule TO and amendments thereto with the Fund’s financial printer;

(x)	Provide compliance policies and procedures related to services provided by the Sub-Administrator and, if mutually agreed, certain of its affiliates, summary procedures thereof and periodic certification letters; and

(xi)	Perform such additional administrative duties relating to the sub-administration of the Fund upon terms and conditions and for such fees as may subsequently be agreed upon in writing between the Fund and the Sub-Administrator.
     All regulatory services are subject to the review and approval of Fund counsel, at the expense of the Fund.